MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements and accompanying notes for the relevant periods, copies of which are filed on the SEDAR website.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and these statements are filed with the relevant regulatory authorities in Canada. All monetary amounts are in Canadian dollars unless otherwise noted.

This MD&A contains certain forward-looking information. All information, other than historical facts included herein, including without limitation data regarding potential mineralization, exploration results and future plans and objectives of First Point Minerals Corp ("First Point", or the "Company") is forward-looking information that involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in the forward-looking information.

1.           Overview

First Point's exploration efforts at the present time are focused on the exploration and development of precious metal properties in Central America, principally in Honduras and Nicaragua. The Company was incorporated as a junior capital pool company in the province of Alberta on February 2, 1995, and established itself as a mineral exploration company in June 1996.

2.           Results of Operations

First Point explores for precious metal deposits, none of which have been advanced to the point where a production decision can be made. As a consequence, the Company has no producing properties, and no sales or revenues.

Expenses for the year ended December 31, 2003 totaled $865,933 (2002 - $419,508). The increase is largely attributable to the stock compensation expense as discussed below under the heading "Loss from continuing operations", and a significant increase in general exploration expenses. Most other categories of expense in 2003 were of a similar magnitude to what was incurred in 2002. The apparent reduction in wages from 2002 to 2003 is due to the fact that a portion of the wages of technical personnel is allocated to the Company's exploration projects and is included in general exploration expense. As a consequence, when the Company has several projects active concurrently, more of the wages of such personnel are allocated to the general exploration expense category, and the unallocated amount remaining in the wages expense category decreases.

Nicaraguan operations:

The Company incurred gross expenditures on its Nicaraguan mineral properties of $230,581 during 2003, and wrote off $20,200 of deferred expenditures at year end. See the consolidated schedule of mineral property costs in the audited financial statements.

In December 2002, the Company entered into an option to purchase agreement to acquire a 100% interest in the Rio Luna gold property in Nicaragua. Geological mapping, stream sediment sampling and trenching commenced in early 2003 and continued throughout the year. Exploration on the property has identified to date a total of 8.8 kilometers of strike length in several vein systems. The Paraiso vein system has returned values as high as 21.1 grams/tonne ("g/t") gold over 2 meters true width and an average grade of 2.5 g/t gold over 2.6 meters estimated true width from 34 trenches. The El Rodeo system to the north has returned values as high as 15.4 g/t gold over 2.5 meters true width and an average grade of 4.4 g/t over 2.1 meters from seven trenches. Fluid inclusions, quartz textures and geochemical analyses indicate that the surface trenches are near or above the bonanza grade gold horizon common in epithermal veins. Typically in such systems, better grades can be anticipated at depth.

First Point applied for and obtained from the Nicaraguan authorities in December 2003 a permit to drill the Rio Luna property. Concurrently, First Point signed a contract with a drilling contractor for a minimum of 2000 meters of diamond drilling. However, the start of drilling was delayed due to customs clearance problems, which restricted the availability of equipment and supplies.

Four holes completed to date drilled in the Balsamo Target intersected massive quartz veins-breccia-stockwork containing anomalous gold values across significant widths details of which have been disclosed in news releases. Hole three intersected the widest interval and returned the most significant values averaging more than 6 g/t gold over 9.1 meters which includes the highest grade interval 19.4 g/t gold over 2.6 meters. The four holes that tested the Balsamo area over a strike length of about 150 meters and to a depth of about 30 to 50 meters from surface were drilled to follow up surface trenches that carried up to 6.0 g/t gold over 5.2 meters. True widths are estimated at about 90% of the drilled widths. Shallow intersections in holes one and two probably represent a separate, previously unknown vein system in the hanging wall to the main Balsamo Target. It is not exposed at surface and has an unknown orientation.

First Point carried out a stream sediment survey plus related prospecting and mapping on the "El Chaparral" concession in Nicaragua, which is close to the Company's Cacamuyá property across the Honduran border. No targets that met the Company's objectives were found, the concession has been dropped and the $20,200 of deferred expenditures have been written-off.

First Point incorporated a 100% owned Nicaraguan subsidiary "First Point Nicaragua S.A." to hold title to the Company's mineral properties in Nicaragua.

Honduran operations:

First Point incurred $399,906 of deferred exploration costs on its Honduran mineral properties during 2003.

First Point continued to advance the Cacamuyá gold-silver property in southern Honduras by completing a combination of reverse circulation and diamond drilling. The drilling was all carried out in the D4, D5 and Cerro Chachagua areas as a follow-up of earlier drilling and mechanical trenching. This work demonstrated that the mineralized quartz veins in the D4 and D5 areas trend east-west, parallel to Cerro Chachagua and that both the D4 and D5 areas fall within a zone of multiple quartz veins approximately 180 wide. Work to date has defined this corridor as up to 1,200m long with up to six zones of quartz veining, plus related stockwork veining and disseminated mineralization. Detailed structural and alteration mapping plus shallow drilling, to an average depth of 46m, indicate the current exploration is located in the upper portions of an epithermal system. It is anticipated that the mineralization will coalesce at depth into focused bonanza grade veins, as is typical of such epithermal deposits.

At Cerro Chachagua, drilling intersected a quartz vein with 5.3 g/t gold over 2.8m from 54.8 to 57.6m down the hole in D24, and 8.6 g/t gold over 1.5m from 24.4 to 25.9m down the hole in D25, in both cases where the vein is hosted in or near the Cerro Chachagua intrusive. Step out holes beyond the 700m long intrusive have demonstrated that the vein is probably faulted down beyond the intrusive boundaries. Deeper drilling is required over the currently defined 700m strike length of the Cerro Chachagua intrusive. A test geophysical survey was completed late in 2003 which will assist in providing targets for the deeper drilling.

In early 2004, First Point entered into an agreement with Menominee River Exploration Co. LLC, a Michigan limited liability company, ("MREC") for the purposes of advancing First Point's Cedros property in Honduras, and MREC's Back Forty property in the Upper Peninsula of Michigan. First Point and MREC incorporated Aquila Resources Corp. ("Aquila") under the Canada Business Corporations Act and have contributed the Cedros and Back Forty properties, respectively, to Aquila. Aquila's principal focus will be on zinc and copper deposits with commercially important gold and/or silver credits.

The Back Forty is an advanced stage exploration project focusing on gold and massive sulfide targets. Early in 2002, drill testing of a geophysical anomaly resulted in the discovery of the LK massive sulfide zinc/gold deposit. Subsequent drilling in 2003 defined a potentially economic resource of zinc and gold rich massive sulfide mineralization, plus adjacent gold rich sections low in sulfides. The massive sulfide lenses show impressive widths and continuity. The potential to expand the three massive sulfide zones is excellent. The Main Zone massive sulfides remain open down plunge to the west, and ground geophysical surveys indicate probable extension in this direction for at least another 425 meters. The Tuff Zone massive sulfide is open at depth and along strike to the east, and has not been drilled along its surface projections where there is potential for enriched gossans similar to the East Zone. In addition there are impressive gold intercepts in a variety of host rocks peripheral to massive sulfide mineralization suggest strong potential for "gold only" style mineralization.

BHP Billiton exploration and property option agreement:

In 2003 First Point entered into an agreement with BHP Billiton to explore for large porphyry copper-gold deposits in Honduras, Nicaragua and El Salvador. Under the terms of the agreement the parties are funding an exploration program totaling US$200,000. The program is managed by First Point and is anticipated to be completed by June of this year. Stream sediment sampling has been completed over several large prospective areas in Honduras and Nicaragua. The data is being analyzed and recommendations will be made to BHP Billiton as to which targets to take to the next stage. Expenditures on the program through December 31, 2003 amounted to US$133,872. It is anticipated that cumulative expenditures will reach the US$200,000 mark near the end of the first quarter of 2004.

BHP Billiton will have the option of forming a joint venture on each copper-gold property selected by BHP Billiton. The parties will each initially have a 50% interest in each joint venture, but BHP Billiton will have the option of earning a further 10% in each joint venture by spending a further US$1,000,000 on exploration of that joint venture's property within a three year period. If agreed by both parties, any joint venture can undertake a second exploration phase totaling US$2,000,000, funding for which will be split 60/40 BHP Billiton/First Point. Having earned a 60% interest, BHP Billiton can earn a further 10% interest by advancing the project to feasibility. First Point's 30% interest would be carried through to completion of a feasibility study.

If gold-silver only projects are generated by exploration performed pursuant to the agreement, they can be retained 100% by First Point. These are defined as projects in which gold plus silver is greater than 75% of the economic value of the deposit. All First Point's current properties in Central America, including the Cacamuyá gold-silver and Cedros zinc-silver properties in Honduras and the Rio Luna gold property in Nicaragua are excluded from the agreement with BHP Billiton.

Inflation:

While inflation has not been a significant factor affecting the cost of imported goods and services in the countries in Central and South America where First Point incurs the bulk of its exploration expenditures, the sharp escalation in commodity prices that has occurred since mid-2003 has resulted in substantially higher exploration budgets throughout the world. As a consequence, a shortage of experienced technical staff is developing and the companies providing services needed by the exploration community, including drilling and geophysical surveys, are becoming back-logged. Moreover, many of the companies supplying those services are Canadian or Australian companies, whose currencies have strengthened considerably against the US dollar. The increased demand for services, coupled with a weak US dollar, are likely to mean higher exploration costs in the areas in which First Point explores, which may be only partially off-set by the stronger Canadian dollar.

3.           Selected Annual Information

The following table sets forth selected financial information for First Point for the last three completed financial years ended December 31. This information has been derived from the Company's audited financial statements for each of those years, and should be read in conjunction with those financial statements and the notes thereto.

		As at and for the financial year ended Dec. 31
		2003	2002	2001
(a)	Net sales or total revenues	$Nil	$Nil	$Nil
(b)	Income (loss) from continuing operations:
	(i) in total	$(865,933)	$(419,508)	$(252,940)
	(ii) on a per share basis(1)	$(0.04)	$(0.02)	$(0.02)
(c)	Net income (loss):
	(i) in total	$(870,296)	$(581,906)	$(244,524)
	(ii) on a per share basis(1)	$(0.04)	$(0.03)	$(0.02)
(d)	Total assets	$5,374,569	$3,857,406	$2,626,907
(e)	Total long-term financial liabilities	$Nil	$Nil	$Nil
(f)	Cash dividends declared per share	n/a	n/a	n/a

          (1)          Fully diluted loss per share amounts have not been calculated, as they would be anti-dilutive.

Net sales or total revenues:

As First Point has no producing properties, it has had no sales or revenues other than interest income in any of the last three financial years.

Loss from continuing operations:

The loss before interest income and the write-off of mineral properties increased by $446,425 between 2002 and 2003. This increase is largely attributable to an increase in general exploration expense in 2003 ($363,461; 2002 - $147,000) and an increase in reported stock-based compensation expense. In 2003, stock-based compensation (a non-cash charge) was $278,697. In 2002, stock-based compensation expense was not included in the statement of operations and deficit, as the Company used the intrinsic value method of accounting for stock options granted to directors and employees that year. Had the Company accounted for the stock options granted during 2002 using the fair value method, the compensation expense reported in the statement of operations and deficit in 2002 would have been $186,154.

Net loss:

The write-off of mineral properties as the result of the abandonment of certain mineral properties is largely responsible for the increase in a given year's net loss over the loss from continuing operations for the same year. The write-offs in 2003, 2002 and 2001 were approximately $20,200, $175,900 and $Nil, respectively.

Using the fair value method to record stock-based compensation expense in 2002, the pro-forma net loss for that year would have been $768,060, versus the $581,906 reported in the audited consolidated financial statements for that year.

The Company's accounting policy is to capitalize all costs incurred in acquiring and exploring mineral properties until the property to which they relate is placed into production, sold or abandoned. As abandonment decisions are largely driven by exploration results, the amounts written-off from year to year can be highly variable, and unpredictable in advance of the receipt of those results and other information relating to the underlying value of the properties in question.

Total assets:

The growth in total assets over the three year period 2001 – 2003 is the result of two factors: the capitalization of the exploration expenditures made on the Company's properties, and the increase in cash balances.

4.           Summary of Quarterly Results

The following tables summarize information derived from the Company's financial statements for each of the eight most recently completed quarters:

	Quarter Ended:	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31
	Year:	2003	2003	2003	2003	2002	2002	2002	2002

(a)	Net sales or total revenue
	($000s)	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
(b)	Income (loss) from
	continuing operations:
	(i) in total (000s)	$(456)	$(155)	$(148)	$(107)	$(277)	$(81)	$(166)	$(64)
	(ii) per share(1)	$(0.02)	$(0.01)	$(0.01)	$(0.00)	$(0.02)	$(0.00)	$(0.01)	$(0.00)
(c)	Net income or loss:
	(i) in total (000s)	$(456)	$(158)	$(154)	$(102)	$(278)	$(72)	$(168)	$(64)
	(ii) per share(1)	$(0.02)	$(0.01)	$(0.01)	$(0.00)	$(0.02)	$(0.00)	$(0.01)	$(0.00)

             (1) Fully diluted loss per share amounts have not been calculated as they would be anti-dilutive.

Fourth quarter 2003 results

The loss in the fourth quarter of 2003 was higher than in the preceding quarters, largely because of two factors. Stock options were granted during the fourth quarter, and the stock-based compensation expense associated with the grants ($278,697) was recorded in the accounts at the end of the quarter. The second factor was the “ramp-up” in the level of activity on the exploration project with BHP Billiton. This program was launched in the second quarter of 2003 and quarterly expenditures in the second, third and fourth quarters under the program were approximately, $34,000, $64,000 and $94,000, respectively, First Point providing 75% of the funds needed to cover these expenditures. BHP Billiton provided the other 25%. Other than for these two items, the nature and size of expenditures in the fourth quarter were quite similar to those incurred in prior quarters.

5.           Liquidity and Capital Resources

First Point finances its activities primarily by the private placement of securities. There is no assurance that equity funding will be accessible to First Point at the times and in the amounts required to fund the Company's activities, as there are many circumstances that are beyond the control of First Point. For example, the Company is dependent on investor sentiment remaining positive towards the minerals exploration business in general, and First Point in particular. Many factors influence investor sentiment, including a positive climate for mineral exploration, the experience and caliber of a company's management and a company's track record in acquiring economically viable mineral deposits.

The minerals business is characterized by long lead times from discovery to development, and most exploration projects do not advance to development.

Debt financing has not been used to fund the Company's property acquisitions and exploration activities and First Point has no current plans to use debt financing. The Company has no "standby" credit facilities, nor any off-balance sheet arrangements and it does not use hedges or other financial derivatives.

Cash and Financial Conditions

The Company's cash position was $1,869,354 at December 31, 2003 (2002 - $946,333).

The Company's working capital was $1,916,480 as at December 31, 2003 (2002 - $1,022,530).

Investing Activities

During 2003, the Company's cash flow from investing activities was $637,372 (2002 - $555,471), of which $625,687 (2002 - $543,712) was for mineral property costs, representing exploration expenditures that were deferred.

As reported in the MD&A section of the Interim Report for the period ended June 30, 2003, First Point raised a net $684,000 in a financing in April 2002. In the Offering Memorandum for that financing, the Company indicated that the funds would be spent primarily on an exploration and development program for the Cacamuya project in Honduras. A comparison of the budget and actual expenditures on that project is shown below:

	Budget	Actual	Variance
	$	$	$
Geological mapping and supervision	55,000	55,300	(300)
Drilling	400,000	336,200	63,800
Machine trenching	120,000	110,000	10,000
Sampling and analysis	35,000	33,600	1,400
General corporate purposes	65,750	98,300	(32,550)

Total	675,750	633,400	42,350

The favourable variance of $63,800 for drilling expenses is attributable to the contracted drilling costs being somewhat lower than budget and as a consequence, the unexpended funds were added to working capital and used for other purposes. The other variances are considered to be within the accuracy of budget estimates for a project of this magnitude.

Financing Activities

During 2003, the Company completed two private placement financings. The first, consisting of the sale of 178,000 units, with each unit made up of one common share and one half a share purchase warrant, was priced at $0.42 per unit, raising $74,760. Each whole share purchase warrant entitles the warrantholder to acquire one common share at a price of $0.52 per share at any time until 5:00 pm April 28, 2004, and at a price of $0.62 per share from then until the warrants expire at 5:00 pm April 28, 2005. No commission or finder's fee was paid in connection with this transaction. The second private placement, consisting of 6,000,000 units, with each unit made up of one common share and one half a share purchase warrant, was priced at $0.25 per unit, for gross proceeds of $1,500,000. Each whole share purchase warrant entitles the warrantholder to acquire one common share at a price of $0.30 per share at any time until 5:00 pm December 9, 2005. Four individuals, each at arm's-length to First Point, received finders'

fees for introducing certain subscribers to the private placement. Each finder's fee consisted of a cash component equal to 7% of the value of the subscriptions received as a result of the finder's efforts, plus broker warrants. Each broker warrant entitles the holder to acquire one common share of First Point at any time until 5:00 pm December 9, 2005 upon payment of the sum of $0.30 per share. A total of $43,750 in cash and 100,000 broker warrants were issued as finders' fees on this transaction.

The Company also issued common shares in 2003 in connection with the following transactions:

  1,950,000 shares upon exercise of a like number of warrants for aggregate proceeds of$557,950;
  50,000 shares upon exercise of stock options for $16,000;
  30,500 shares with a fair value of $10,065 issued as payment of the Company'smembership dues in the Mineral Deposit Research Unit of the University of BritishColumbia, and
  15,000 shares with a fair value of $4,800 issued pursuant to a mineral property optionagreement.

As at December 31, 2003, First Point had 31,048,454 shares outstanding.

Outlook:

It is anticipated that for the foreseeable future, First Point will rely on the equities markets to meet its financing needs. The Company will also consider entering into joint venture arrangements to advance its projects.

The Board of Directors has approved a budget for 2004 that provides for $871,000 for corporate administrative and overhead costs and expenditures of approximately $760,000 on exploration of the Company's properties, of which $402,000 has been budgeted for the Rio Luna project. The Company's working capital will be used to fund these expenditures.

First Point has 1,591,000 warrants with an exercise price of $0.35 per share that expire May 12, 2003. If these warrants were to be exercised, it would increase the Company's treasury by approximately $557,000. In that case, it is likely that the Board of Directors would approve funding larger exploration programs, at Rio Luna in particular, and would expand the proposed general exploration activities. The approved work plans and budgets for the various exploration projects will be reviewed throughout the year, and exploration results are likely to lead to revisions to the amounts budgeted for individual projects.

Effective January 1, 2004, First Point executed a 24-month sublease on office space adjacent to its existing offices, thereby expanding its premises by approximately 35%. The subleased space will allow for future growth in the Company's technical staff, and provides larger work areas for laying out maps and drawings. The aggregate lease expense will be approximately $57,000 in 2004, $57,500 in 2005, and $59,400 annually thereafter until May 31, 2007, when the lease on the original office space expires.

Aquila plans to complete an Initial Public Offering ("IPO") of its common shares and become listed on the TSX Venture Exchange as soon as practicable. The monies raised in the IPO will be used to fund an ongoing program of geological and geophysical work on the Back Forty and Cedros properties, and to provide working capital. Pending receipt of those funds, expenditures on Cedros will be minimal, as the exploration effort will be directed at advancing the Back Forty project.

Outstanding share data as at April 15, 2004:

First Point has 31,153,454 shares outstanding, or 39,066,441 shares on a fully diluted basis. If the Company were to issue all 7,912,987 shares issuable upon conversion of all warrants and exercise of all incentive stock options outstanding, it would receive approximately $2,767,722.

There are 4,862,987 warrants outstanding with conversion prices of $0.30 to $0.65 per share that expire at various dates between May 12, 2004 and December 9, 2005. In addition, there are 3,050,000 stock options outstanding under the Company's incentive stock option plan. The stock options are exercisable at prices ranging from $0.19 to $0.55 per share, with expiry dates ranging to April 15, 2009.

6.           Transactions with related parties

First Point paid $2,199 (2002 - $39,748) for legal and other services to a law firm, a partner of which served as the secretary of the Company until July 2002, and paid $10,000 (2002 - $Nil) for the services of the individual who has served as the Company's secretary and chief financial officer since July 2003.

7.           Risk factors relating to the Company's business

The Company is in the minerals exploration business, which is well known as an industry with many unquantifiable technical risks that even many years of experience and diligent application of sound scientific principles and business practices may not be able to completely mitigate. Two risk factors that are largely beyond the Company's ability to control, the first legal, and the second commercial, are as follows:

Environmental issues

There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company's financial condition, liquidity or results of operations. Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and a trend towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not.

Competition and agreements with other parties

There is intense competition within the minerals industry to acquire properties of merit, and First Point competes with other companies possessing greater technical and financial resources than itself. The level of competition has increased over the last several months, as many other junior exploration companies have been able to get financing recently. This may impair the Company's ability to acquire promising properties for future exploration.

Conversely, First Point could find itself in a position at a future time where, if another participant in a joint venture agreement to which the Company is a party is unable to fund its share of an approved work program, First Point may be unable to fund the other participant's share of such program due to insufficient funding, in which case the program may not achieve the desired goal.